Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 2 DATED MAY 10, 2013
TO THE PROSPECTUS DATED APRIL 12, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2013 and Supplement No. 1 dated May 6, 2013 relating to our offering of up to $2,500,000,000 in shares of our common stock. Terms used in this Supplement No. 2 and not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to:

•	provide updates to the “Plan of Operation” section of our prospectus, in conformance with our disclosures in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013; and

•	disclose our consolidated unaudited financial statements as of and for the quarter ended March 31, 2013.

Plan of Operation

The “Plan of Operation” section of our prospectus is deleted in its entirety and replaced by the following.
Overview
We are a Maryland corporation formed on February 7, 2012, our inception date, to invest in a diversified portfolio of high quality, income-producing commercial real estate properties and other real estate-related assets. We are an externally advised, perpetual-life corporation that intends to qualify as a REIT for federal income tax purposes. We intend to hold our properties, real estate-related assets and other investments through RREEF Property Operating Partnership, LP, or our operating partnership, of which we are the sole general partner.
We intend to invest primarily in the office, industrial, retail and multifamily sectors of the commercial real estate industry. Real estate-related assets include common and preferred stock of publicly traded REITs and other real estate companies, which we refer to as “real estate equity securities,” and debt backed by real estate, which we refer to as “real estate loans.”

Our board of directors will at all times have ultimate oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure. Pursuant to our advisory agreement, however, our board has delegated to our advisor authority to manage our day-to-day business, in accordance with our investment objectives, strategy, guidelines, policies and limitations.

As of March 31, 2013, we had neither engaged in any operations nor generated any revenues. Our entire activity from our inception date through March 31, 2013 was to prepare for and implement our public offering of our common stock. We will take purchase orders and hold investors’ funds in an interest-bearing escrow account until we receive purchase orders for at least $10,000,000 (including shares purchased by our sponsor, its affiliates and our directors and officers and excluding purchase orders received from Pennsylvania investors), in any combination of purchases of Class A shares and Class B shares and our board of directors has authorized the release to us of funds in the escrow account, at which time we will commence operations.

Liquidity and Capital Resources

Our primary needs for liquidity and capital resources are to fund our investments in accordance with our investment strategy and policies, to make distributions to our stockholders, to redeem shares of our common stock pursuant to our redemption plan, to pay our offering and operating fees and expenses and to pay interest on any outstanding indebtedness.

Over time, we generally intend to fund our cash needs for items, other than asset acquisitions, from operations. Our cash needs for acquisitions will be funded primarily from the sale of shares of our common stock in our offering, and the amount we may raise in our offering is uncertain. We commenced our offering on January 3, 2013. We intend to contribute any additional net proceeds from our offering which are not used or retained to pay the fees and expenses attributable to our operations to our operating partnership.

We may also satisfy our cash needs for acquisitions through the assumption or incurrence of debt. On May 1, 2013, we, as guarantor, and our operating partnership, as borrower, entered into a secured revolving credit facility, or the line of credit, with Regions Bank and its affiliates, as administrative agent, sole lead arranger and sole book runner, and other lending institutions that may become parties to the credit agreement. The line of credit has an initial capacity of $50 million and is expandable up to a maximum capacity of $150 million within 12 months upon satisfaction of certain conditions. Borrowings under the line of credit carry a specified interest rate which, at our option, may be comprised of (1) a base rate, currently equal to the prime rate, or (2) a rate based on the London Interbank Offered Rate, or LIBOR, plus a spread ranging from 220 to 250 basis points, depending on our consolidated debt-to-value ratio. The line of credit may be used to fund acquisitions, redeem shares pursuant to our redemption plan and for any other corporate purpose. We believe that the line of credit affords us borrowing availability to fund redemptions. In the future, as our assets increase, however, it may not be commercially feasible or we may not be able to secure an adequate line of credit to fund redemptions. Moreover, actual availability may be reduced at any given time if we use borrowings under the line of credit to fund redemptions or for other corporate purposes.

Other potential future sources of capital include secured or unsecured financings from banks or other lenders and proceeds from the sale of assets. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. We have not yet identified any sources for these types of financings.

As of March 31, 2013, we had not entered into any pending arrangements to acquire any properties, real estate-related assets or other assets with the net proceeds from our offering. The number and type of properties, real estate-related assets and other assets that we acquire will depend upon real estate market conditions, the amount of proceeds we raise in our offering and other circumstances existing at the time we are acquiring properties, real estate-related assets and other assets.

As of March 31, 2013, we had not commenced paying distributions or redeeming shares. We expect that we will pay distributions monthly in arrears commencing with the first full month after the escrow period concludes. Our redemption plan will begin on the first day of the calendar quarter following the conclusion of our escrow period.

We anticipate our offering and operating fees and expenses will include, among other things, the advisory fee that we pay to our advisor, the selling commissions, dealer manager and distribution fees we pay to the dealer manager, legal and audit expenses, federal and state filing fees, printing expenses, transfer agent fees, marketing and distribution expenses and fees related to appraising and managing our properties. We will not have any office or personnel expenses as we do not have any employees. Our advisor will incur certain of these expenses and fees, for which we will reimburse our advisor, subject to certain limitations. We will reimburse our advisor for out-of-pocket expenses in connection with providing services to us, including our allocable share of our advisor’s overhead, such as rent, utilities and personnel costs for personnel who are directly involved in the performance of services to us and are not our executive officers.

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on our liquidity, capital resources or the revenues or income to be derived from acquiring properties, other real estate-related assets and liquid investments.

Results of Operations

As of March 31, 2013, we were in our organizational period and had not commenced significant operations. For the period February 7, 2012, our inception date, through December 31, 2012, our cash flows consisted solely of the receipt of a $200,000 initial investment from RREEF America. There were no cash flows for the quarter ended March 31, 2013.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes will be critical once we commence significant operations. We consider these policies critical because they involve significant judgments and assumptions and require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. Our accounting policies have been established to conform with generally accepted accounting principles in the United States, or GAAP. The preparation of the financial statements in accordance with GAAP requires management to use judgments in the application of such policies. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Principles of Consolidation and Variable Interest Entities

The Financial Accounting Standards Board has issued guidance which clarifies the methodology for determining whether an entity is a variable interest entity, or VIE, and the methodology for assessing who is the primary beneficiary of a VIE. VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, and only by its primary beneficiary, which is defined as the party with both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE.

There are judgments and estimates involved in determining if an entity in which we will make an investment will be a VIE and if so, if we will be the primary beneficiary. The entity will be evaluated to determine if it is a VIE by, among other things, calculating the percentage of equity being risked compared to the total equity of the entity. The minimum equity at risk percentage can vary depending upon the industry or the type of operations of the entity and it will be up to us to determine that minimum percentage as it relates to our business and the facts surrounding each of our acquisitions. In addition, even if the entity’s equity at risk is a very low percentage, we will be required to evaluate the equity at risk compared to the entity’s expected future losses to determine if there could still in fact be sufficient equity at the entity. Determining expected future losses involves assumptions of various possibilities of the results of future operations of the entity, assigning a probability to each possibility and using a discount rate to determine the net present value of those future losses. A change in the judgments, assumptions and estimates outlined above could result in consolidating an entity that had not been previously consolidated or accounting for an investment on the equity method that had been previously consolidated, the effects of which could be material to our results of operations and financial condition.

Investment Property and Lease Intangibles

Acquisitions of properties will be accounted for utilizing the acquisition method and, accordingly, the results of operations of acquired properties will be included in our results of operations from their respective dates of acquisition. Estimates of future cash flows and other valuation techniques that we believe are similar to those used by independent appraisers will be used to record the purchase of identifiable assets acquired and liabilities assumed such as land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place leases, acquired above- and below-market leases, tenant relationships, asset retirement obligations and mortgage notes payable. Values of buildings and improvements will be determined on an as-if-vacant basis. Initial valuations will be subject to change until such information is finalized, no later than 12 months from the acquisition date.

The estimated fair value of acquired in-place leases will be the costs we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include the fair value of leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we will evaluate the time period over which such occupancy levels would be achieved. Such evaluation will include an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition will be amortized over the remaining lease terms.

Acquired above- and below-market lease values will be recorded based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market value lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values will be amortized as adjustments to rental revenue over the remaining terms of the respective leases, which include, for below-market leases, periods covered by bargain renewal options. Should a tenant terminate its lease, the unamortized portion of the in-place lease value will be charged to amortization expense and the unamortized portion of above- and below-market lease value will be charged to rental revenue.

Value of Real Estate Portfolio

We will review our real estate portfolio to ascertain if there are any indicators of impairment in the value of any of our real estate assets, including deferred costs and intangibles, in order to determine if there is any need for an impairment charge. In reviewing the portfolio, we will examine the type of asset, the economic situation in the area in which the asset is located, the economic situation in the industry in which the tenant is involved and the timeliness of the payments made by the tenant under its lease, as well as any current correspondence that may have been had with the tenant, including property inspection reports. For each real estate asset owned for which indicators of impairment exist, if the undiscounted cash flow analysis yields an amount which is less than the asset's carrying amount, an impairment loss will be recorded to the extent that the estimated fair value is lower than the asset’s carrying amount. The estimated fair value is determined primarily using information contained within independent appraisals obtained quarterly as described under “Net Asset Value Calculation and Valuation Guidelines — Valuation of Properties.” Real estate assets that are expected to be disposed of are valued at the lower of carrying amount or fair value less costs to sell on an individual asset basis. Any impairment charge taken with respect to any part of our real estate portfolio will reduce our earnings and assets to the extent of the amount of any impairment charge, but it will not affect our cash flow or our distributions until such time as we dispose of the property.

Assumed Mortgage Notes Payable

Management will estimate the fair value of assumed mortgage notes payable based upon indications of then current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable will be initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the notes’ outstanding principal balance will be amortized over the remaining life of the mortgage note payable.

Revenue Recognition

Our revenues, which we expect will be substantially derived from rental income, will include rental income that our tenants pay in accordance with the terms of their respective leases reported on a straight-line basis over the initial lease term of each lease. Since we expect many of our leases will provide for rental increases at specified intervals, straight-line basis accounting requires us to record as an asset and include in revenues, unbilled rent receivables which we will only receive if the tenant makes all rent payments required through expiration of the initial term of the lease. Accordingly, management must determine, in its judgment, that the unbilled rent receivable applicable to each specific tenant is collectible. We will review unbilled rent receivables and take into consideration the tenant’s payment history and the financial condition of the tenant. In the event that the collectability of an unbilled rent receivable is in doubt, we will be required to take a reserve against the receivable or a direct write off of the receivable, which may have an adverse effect on earnings for the year in which the reserve or direct write off is taken. Rental revenue will also include amortization of above and below market leases. Revenues relating to lease termination fees will be recognized at the time that a tenant’s right to occupy the leased space is terminated and collectability is reasonably assured.

REIT Compliance and Income Taxes

We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code, beginning with our taxable year ending December 31 of the year in which the escrow period concludes. In order to maintain our qualification as a REIT, we are required to, among other things, distribute as dividends at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders and meet certain tests regarding, among other things, the nature of our income and assets. If we qualify for taxation as a REIT, we generally will not be subject to federal income tax to the extent our income meets certain criteria and we distribute our REIT taxable income to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to (1) certain state and local taxes on our income, property or net worth, and (2) federal income and excise taxes on undistributed income, if any income remains undistributed. Many of these requirements are highly technical and complex. We will monitor the business and transactions that may potentially impact our REIT status. If we were to fail to meet these requirements, we could be subject to federal income tax on our taxable income at regular corporate rates. We would not be able to deduct distributions paid to stockholders in any year in which it fails to qualify as a REIT. We will also be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions.

Inflation

The real estate property sector has not been affected significantly by inflation in the past several years due to the relatively low inflation rate. With the exception of leases with tenants in multifamily properties, we will seek to include provisions in our tenant leases designed to protect us from the impact of inflation. These provisions will include reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements, or in some cases, annual reimbursement of operating expenses above a certain allowance. Due to the generally long-term nature of these leases, annual rent increases may not be sufficient to cover inflation and rent may be below market. Leases in multifamily properties generally turn over on an annual basis and do not typically present the same concerns regarding inflation protection due to their short-term nature.
Off Balance Sheet Arrangements
As of March 31, 2013, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Quantitative and Qualitative Disclosures about Market Risk
We may be exposed to interest rate changes primarily as a result of short-term and long-term debt used to maintain liquidity, fund capital expenditures and expand our investment portfolio. Market fluctuations in real estate financing may affect the availability and cost of funds needed to expand our investment portfolio. In addition, restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our ability to dispose of real estate in the future. We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets.

We will also be exposed to credit risk, which is the risk that the counterparty will fail to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.
We will be exposed to market risk, which is the risk that a change in interest rates will adversely affect the value of a financial instrument. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. With regard to variable rate financing, we will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We will maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on an investment in our shares may be reduced.
Because we had not yet commenced operations as of March 31, 2013, we had limited exposure to financial market risks.

RREEF PROPERTY TRUST, INC.
CONSOLIDATED BALANCE SHEETS

	March 31, 2013 (unaudited)	December 31, 2012
ASSETS
Cash and cash equivalents	$200,000	$200,000
Total assets	$200,000	$200,000
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities	$—	$—
Stockholder's Equity:
Preferred stock, $0.01 par value; 50,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 500,000,000 Class A shares authorized, none issued	—	—
Common stock, $0.01 par value; 500,000,000 Class B shares authorized, 16,667 shares issued and outstanding	167	167
Additional paid in capital	199,833	199,833
Total stockholder's equity	200,000	200,000
Total liabilities and stockholder's equity	$200,000	$200,000

The accompanying notes are an integral part of these consolidated financial statements.

RREEF PROPERTY TRUST, INC.
CONSOLIDATED UNAUDITED STATEMENT OF STOCKHOLDER'S EQUITY

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Total Stockholder's Equity
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value
Balance, December 31, 2012	—	$—	—	$—	16,667	$167	$199,833	$200,000
Issuance of common stock	—	—	—	—	—	—	—	—
Balance, March 31, 2013	—	$—	—	$—	16,667	$167	$199,833	$200,000

The accompanying notes are an integral part of these consolidated financial statements.

RREEF PROPERTY TRUST, INC.
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31, 2013	For the Period February 7, 2012 (inception) through March 31, 2012
Cash flows from operating activities:
Net cash provided by operating activities	$—	$—
Cash flows from investing activities:
Net cash used in investing activities	—	—
Cash flows from financing activities:
Proceeds from issuance of common stock	—	200,000
Net cash provided by financing activities	—	200,000
Net change in cash and cash equivalents	—	200,000
Cash and cash equivalents, beginning of period	200,000	—
Cash and cash equivalents, end of period	$200,000	$200,000

The accompanying notes are an integral part of these consolidated financial statements.

RREEF PROPERTY TRUST, INC.
NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
March 31, 2013
NOTE 1 — ORGANIZATION
RREEF Property Trust, Inc. (the “Company”) was formed on February 7, 2012 as a Maryland corporation and intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. Substantially all of the Company's business will be conducted through RREEF Property Operating Partnership, LP, the Company's operating partnership (the “Operating Partnership”). The Company is the sole general partner of the Operating Partnership and has contributed $199,000 to the Operating Partnership in exchange for its general partner interest. The initial limited partner of the Operating Partnership is RREEF Property OP Holder, LLC (the “OP Holder”), a wholly-owned subsidiary of the Company, which has contributed $1,000 to the Operating Partnership. As the Company completes the settlement for purchase orders for shares of its common stock in its continuous public offering, it will transfer substantially all of the net proceeds of the offering to the Operating Partnership. Neither the Company nor the Operating Partnership has engaged in any operations to date.
The Company was organized to invest primarily in a diversified portfolio consisting primarily of high quality, income-producing commercial real estate located primarily in the United States, including, without limitation, office, industrial, retail and multifamily properties (“Real Estate Properties”). Although the Company intends to invest primarily in Real Estate Properties, it also intends to acquire common and preferred stock of REITs and other real estate companies (“Real Estate Equity Securities”) and debt backed principally by real estate (“Real Estate Loans” and, together with Real Estate Equity Securities, “Real Estate-Related Assets”). As discussed in Note 3, the Company sold 16,667 Class B shares of its common stock to RREEF America L.L.C., a Delaware limited liability company (“RREEF America”), the Company's sponsor and advisor, on February 14, 2012.
The Company is offering to the public, pursuant to a registration statement, $2,250,000,000 of shares of its common stock in its primary offering and $250,000,000 of shares of its common stock pursuant to its distribution reinvestment plan (the “Offering”). The Company is offering to the public two classes of shares of its common stock, Class A shares and Class B shares. The Company is offering to sell any combination of Class A and Class B shares with a dollar value up to the maximum offering amount. The Company may reallocate the shares offered between the primary offering and the distribution reinvestment plan. From January 3, 2013, the date the Offering was initially declared effective by the Securities and Exchange Commission, until (1) the Company has received purchase orders for at least $10,000,000 (including shares purchased by the Company's sponsor, its affiliates and the Company's directors and officers and excluding purchase orders received from Pennsylvania investors) in any combination of Class A and Class B shares of its common stock (the “Minimum Offering Amount”) and (2) the Company's board of directors has authorized the release of the escrowed funds to the Company so that it can commence operations (the “Escrow Period”), the per share purchase price for shares of the Company's common stock is $12.00, plus, for Class A shares only, applicable selling commissions. The Company will not sell any shares to Pennsylvania investors unless, by January 3, 2014, it has received purchase orders for at least $75,000,000 (including purchase orders received from residents of other jurisdictions) in any combination of Class A shares and Class B shares from persons not affiliated with the Company or RREEF America.
After the close of the Escrow Period, shares will be sold at the Company's net asset value (“NAV”) per share, plus, for Class A shares only, applicable selling commissions. Each class of shares may have a different NAV per share because certain fees and expenses, such as the distribution fee, are charged differently with respect to each class. NAV per share is calculated by dividing a class' NAV at the end of each business day by the number of shares outstanding for that class on such day. If (1) the Company does not raise the Minimum Offering Amount by January 3, 2014, or (2) the Company's board of directors does not determine that it is in the best interests of the stockholders of the Company to cause the proceeds raised in the Offering to be released to the Company within such period so that it may commence operations, the Offering will be terminated and the Company's escrow agent will promptly send each prospective stockholder a full refund of its investment with interest and without deduction for escrow expenses. Notwithstanding the foregoing, each prospective stockholder may elect to withdraw its purchase order and request a full refund of its investment with interest and without deduction for escrow expenses at any time during the Escrow Period. In addition, if the Company raises the Minimum Offering Amount and the proceeds are released to the Company, investors will also receive additional shares of the Company's common stock in an amount equal to their pro rata share of the interest earned from the escrow account based on the number of days each investor's proceeds were held in the escrow account.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with the FASB Accounting

Standards Codification (“ASC”), the authoritative reference for U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of the Company, the Operating Partnership and the OP Holder. All significant intercompany balances and transactions are eliminated in consolidation. The financial statements of the Company's subsidiaries are prepared using accounting policies consistent with those of the Company. In the opinion of management, the unaudited interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary to a fair statement of the results for the interim periods presented. In addition, the Company evaluates relationships with other entities to identify whether there are variable interest entities as required by ASC 810, and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with ASC 810.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts. There are no restrictions on the use of the Company's cash balance.
Organization and Offering Expenses
RREEF America agreed to pay all of the Company's organization and offering expenses through January 3, 2013 (the "Initial O&O"). This included costs and expenses incurred by the Company in connection with the Company's formation, preparing for the Offering, the qualification and registration of the Offering, and the marketing and distribution of the Company's shares. The offering expenses portion of the Initial O&O includes, but is not limited to, accounting and legal fees, including the legal fees of SC Distributors, LLC, the Company's dealer manager (the “Dealer Manager”), costs to amend the registration statement and the prospectus supplements, printing, mailing and distribution costs, filing fees, amounts to reimburse RREEF America, as the Company's advisor, or its affiliates for the salaries of employees and other costs in connection with preparing supplemental sales literature, amounts to reimburse the Dealer Manager for amounts that it may pay to reimburse the bona fide due diligence expenses of any participating broker-dealers supported by detailed and itemized invoices, telecommunication costs, fees of the transfer agent, registrars, trustees, depositories and experts, the cost of educational conferences held by the Company (including the travel, meal and lodging costs of registered representatives of any participating broker-dealers), and attendance fees and cost reimbursement for employees of affiliates to attend retail seminars conducted by broker-dealers. In addition to the Initial O&O, RREEF America has agreed to pay the portion of the Company's organization and offering expenses from January 3, 2013 through January 3, 2014 that are incurred in connection with sponsoring and attending industry conferences, preparing filings with the Securities and Exchange Commission under the Securities Act of 1933, as amended, membership dues for industry trade associations, broker-dealer due diligence and obtaining a private letter ruling from the Internal Revenue Service (the “Additional O&O” and, together with the Initial O&O, the "Deferred O&O"). RREEF America had incurred $4,138,000 in Deferred O&O on behalf of the Company from the Company's inception through March 31, 2013, of which $827,000 was incurred during the quarter ended March 31, 2013. The Company will reimburse RREEF America for the Deferred O&O monthly on a straight-line basis over 60 months beginning January 3, 2014.
Prior to the conclusion of the Escrow Period, RREEF America has also agreed to pay all of the Company's expenses which are not included in the Deferred O&O (the "Other Expenses"), amounting to $387,000 from the Company's inception through March 31, 2013, of which $369,000 was incurred during the quarter ended March 31, 2013. The Company will reimburse RREEF America for the Other Expenses it incurs on behalf of the Company as and when incurred, or upon conclusion of the Escrow Period, whichever is later.
Until the Escrow Period concludes, the Company is not obligated to reimburse RREEF America for the Deferred O&O or the Other Expenses. Accordingly, as of March 31, 2013, neither the Deferred O&O nor the Other Expenses have been accrued on the Company's consolidated balance sheet.
Organizational expenses and Other Expenses which do not qualify as offering costs will be expensed as incurred at the time that the Escrow Period concludes. Offering costs incurred by the Company, RREEF America and its affiliates on behalf of the Company will be deferred and will be paid from the proceeds of the Offering. These costs will be treated as a reduction of the total proceeds. Total organization and offering costs incurred by the Company will not exceed 15% of the gross proceeds from the primary offering.
Income Taxes
The Company intends to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), beginning with the Company's taxable year ending December 31 of the year in which the Escrow Period concludes. In order to maintain the Company's qualification as a REIT, the Company is required to, among other things, distribute as dividends at least 90% of the Company's REIT taxable income to the Company's stockholders and meet certain tests regarding the nature of the Company's income and assets. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax to the extent it meets certain criteria and distributes its REIT taxable income to its stockholders. Even if the Company qualifies for taxation as a REIT, the Company may be subject to (1) certain state and local taxes on its income, property or net worth, and (2) federal income and excise taxes on its undistributed income, if any income remains undistributed. The Company intends to operate in a manner that allows the Company to meet the requirements for taxation as a REIT, including creating taxable REIT subsidiaries to hold assets that generate income that would not be consistent with the rules applicable to qualification as a REIT if held directly by the REIT. If the Company were to fail to meet these requirements, it could be subject to federal income tax on the Company's taxable income at regular corporate rates. The Company would not be able to deduct distributions paid to stockholders in any year in which it fails to qualify as a REIT. The Company will also be disqualified for the four taxable years following the year during which qualification was lost unless the Company is entitled to relief under specific statutory provisions.

NOTE 3 — CAPITALIZATION

Under the Company's charter, the Company has the authority to issue 1,000,000,000 shares of common stock, 500,000,000 of which are classified as Class A shares and 500,000,000 of which are classified as Class B shares. In addition, the Company has the authority to issue 50,000,000 shares of preferred stock. All shares of such stock have a par value of $0.01 per share. Class A shares issued in the primary offering are subject to selling commissions of up to 3% of the purchase price, dealer manager fees and distribution fees. Class B shares are subject to dealer manager fees, but are not subject to any selling commissions or distribution fees. On February 14, 2012, RREEF America purchased 16,667 shares of the Company's Class B common stock for total cash consideration of $200,000 to provide the Company's initial capitalization. The Company's board of directors is authorized to amend its charter from time to time, without the approval of the stockholders, to increase or decrease the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.
Distribution Reinvestment Plan
The Company has adopted a distribution reinvestment plan that will allow stockholders to have the cash distributions attributable to the class of shares that the stockholder owns automatically invested in additional shares of the same class. Shares are offered pursuant to the Company's distribution reinvestment plan at the NAV per share applicable to that class, calculated as of the distribution date and after giving effect to all distributions. Stockholders who elect to participate in the distribution reinvestment plan, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of the Company's common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions used to purchase those shares of the Company's common stock in cash.
Redemption Plan
In an effort to provide the Company's stockholders with liquidity in respect of their investment in shares of the Company's common stock, the Company has adopted a redemption plan whereby on a daily basis, stockholders may request the redemption of all or any portion of their shares beginning on the first day of the calendar quarter following the conclusion of the Escrow Period. The redemption price per share will be equal to the Company's NAV per share of the class of shares being redeemed on the date of redemption. The total amount of redemptions in any calendar quarter will be limited to Class A and Class B shares whose aggregate value (based on the redemption price per share on the date of the redemption) is equal to 5% of the Company's combined NAV for both classes of shares as of the last day of the previous calendar quarter. In addition, if redemptions do not reach the 5% limit in a calendar quarter, the unused portion generally will be carried over to the next quarter and not any subsequent quarter, except that the maximum amount of redemptions during any quarter may never exceed 10% of the combined NAV for both classes of shares as of the last day of the previous calendar quarter. If the quarterly volume limitation is reached on or before the third business day of a calendar quarter, redemption requests during the next quarter will be satisfied on a stockholder by stockholder basis, which the Company refers to as a per stockholder allocation, instead of a first-come, first-served basis. Pursuant to the per stockholder allocation, each stockholder would be allowed to request redemption at any time during such quarter of a total number of shares not to exceed 5% of the shares of common stock the stockholder held as of the end of the prior quarter. The per stockholder allocation requirement will remain in effect for each succeeding quarter for which the total redemptions for the immediately preceding quarter exceeded 4% of the Company's NAV on the last business day of such preceding quarter. If total redemptions during a quarter for which the per stockholder allocation applies are equal to or less than 4% of the Company's NAV on the last business day of such preceding quarter, then redemptions will again be satisfied on a first-come, first-served basis for the next succeeding quarter and each quarter thereafter.
While there is no minimum holding period, shares redeemed within 365 days of the date of purchase will be redeemed at the Company's NAV per share of the class of shares being redeemed on the date of redemption less a short-term trading discount equal to 2% of the gross proceeds otherwise payable with respect to the redemption.
In the event that any stockholder fails to maintain a minimum balance of $500 of shares of common stock, the Company may redeem all of the shares held by that stockholder at the redemption price per share in effect on the date it is determined that the stockholder has failed to meet the minimum balance, less the short-term trading discount of 2%, if applicable. Minimum account redemptions will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in the Company's NAV.
The Company's board of directors has the discretion to suspend or modify the redemption plan at any time, including in circumstances where it (1) determines that such action is in the best interest of the Company's stockholders, (2) determines that it is necessary due to regulatory changes or changes in law or (3) becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are redeemed. In addition, the Company's board of directors may suspend the Offering, including the redemption plan, if it determines that the calculation of NAV is materially incorrect or there is a condition that restricts the valuation of a material portion of the Company's assets. If the board of directors materially amends (including any reduction of the quarterly limit) or suspends the redemption plan during any quarter, other than any temporary suspension to address certain external events unrelated to the Company's business, any unused portion of that quarter’s 5% limit will not be carried forward to the next quarter or any subsequent quarter.

NOTE 4 — RELATED PARTY ARRANGEMENTS
RREEF America will receive fees and compensation in connection with the management of the Company's investments. The Company will pay RREEF America an advisory fee equal to (a) a fixed component that accrues daily in an amount equal to 1/365th of 1.0% of the Company's NAV for each class of shares for such day; provided that the fixed component will not be earned and, therefore, will not begin to accrue until the date on which the Company's combined NAV for both classes of shares has reached $50,000,000, and (b) a performance component calculated for each class of shares on the basis of the total return to stockholders of each class in any calendar year, such that for any year in which the Company's total return per share allocable to a class exceeds 6% per annum, RREEF America will receive 25% of the excess total return allocable to that class; provided that in no event will the performance component exceed 10% of the aggregate total return allocable to such class for such year. In the event the Company's NAV per share decreases below $12.00 for any class, the performance component will not be earned on any increase in NAV up to $12.00 with respect to that class, provided that the Company may decrease this threshold if (i) there has been a fundamental and unexpected change in the overall real estate market and (ii) the Company's board of directors, including a majority of its independent directors, has determined that such change is necessary to appropriately incent RREEF America to perform in a manner that maximizes stockholder value and is in the best interests of the Company's stockholders. The fixed component of the advisory fee is payable monthly in arrears and the performance component is payable annually in arrears.
The Company will reimburse RREEF America for all expenses paid or incurred by RREEF America in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse RREEF America for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (a) 2% of its average invested assets or (b) 25% of its net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of the Company's assets for that period. Notwithstanding the foregoing, the Company may reimburse RREEF America for expenses in excess of this limitation if a majority of the Company's independent directors determines that such excess expenses are justified based on unusual and non-recurring factors.

NOTE 5 — DISTRIBUTIONS
In order to quality as a REIT, the Company is required, among other things, to make distributions each taxable year of at least 90% of its taxable income excluding capital gains. The Company expects that its board of directors will declare distributions with a daily record date, and pay distributions monthly in arrears commencing with the first full month after the Escrow Period concludes. Any distributions the Company makes will be at the discretion of its board of directors, considering factors such as its earnings, cash flow, capital needs and general financial condition and the requirements of Maryland law. As of March 31, 2013, the Escrow Period had not yet concluded, and the Company had not yet elected to be taxed as a REIT.

NOTE 6 — ECONOMIC DEPENDENCY
The Company depends on RREEF America and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company's shares of common stock, asset acquisition and disposition decisions and other general and administrative responsibilities. In the event that RREEF America and the Dealer Manager are unable to provide such services, the Company would be required to find alternative service providers.

NOTE 7 — STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
As of March 31, 2013, the Escrow Period had not yet concluded. As a result, for the quarter ended March 31, 2013, and for the period February 7, 2012 (inception) through March 31, 2012, the Company did not recognize revenues or expenses of any kind. Accordingly, the consolidated statements of operations, and the consolidated statements of comprehensive income, for the quarter ended March 31, 2013, and for the period February 7, 2012 (inception) through March 31, 2012, have not been included within these consolidated financial statements.

NOTE 8 — SUBSEQUENT EVENTS
Line of Credit
On May 1, 2013, the Operating Partnership, as borrower, and the Company, as guarantor, entered into a revolving line of credit arrangement (the "Line of Credit") pursuant to a credit agreement with Regions Bank and its affiliates, as administrative agent, sole lead arranger and sole book runner, and other lending institutions that may become parties to the credit agreement. The Line of Credit has an initial capacity of $50 million and is expandable up to a maximum capacity of $150 million within 12 months upon satisfaction of certain conditions and payment of certain fees. The Line of Credit may be used to fund acquisitions, redeem shares pursuant to the Company's redemption plan and for any other corporate purpose. The initial term is two years from May 1, 2013, with a single one-year extension option. Borrowings under the Line of Credit carry a specified interest rate which, at the option of the Company, may be comprised of (1) a base rate, currently equal to the prime rate, or (2) a rate based on the London Interbank Offered Rate ("LIBOR") plus a spread ranging from 220 to 250 basis points, depending on the Company's consolidated debt-to-value ratio.
If the Company does not have at least $50 million of tangible net worth (as defined in the Line of Credit agreement) by May 1, 2014, the available, undrawn commitments under the Line of Credit will be canceled, and the Company will have no ability to borrow additional amounts, or re-borrow amounts subsequently repaid, under the Line of Credit. Otherwise, the Line of Credit agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements and dividend payout and REIT status requirements.